Entourage Mining Ltd.

A Mineral Exploration Company

Suite 614-475 Howe Street, Vancouver BC V6C2B3

OTCBB: ETGMF

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Entourage Mining Intersects 10.11 meters of 0.60 lb/t U3O8 Near Surface on the Doran Main Showing

Vancouver, British Columbia, February 4, 2008- Entourage Mining Ltd.(OTCBB:ETGMF)(the “Company” or “Entourage”)has received from Abbastar Uranium, the results of the Companies’ Fall 2007 diamond drilling program at the Doran Main Showing (“Doran Showing”), situated along the North Shore of the Gulf of St. Lawrence in Costebelle Township, Quebec.

The program was comprised of 1,691 meters of drilling in 15 drill holes and was designed to test the area between the North End Zone and the Hot Spot Zone, the lateral extent of the Hot Spot Zone and to determine the South extension and thickness of the Hill Top pegmatite, all part of the Doran Showing.

The companies revisited the Doran Showing because of its easy access from Provincial Highway 138 at the southern portion of the Doran Property, where a 2006 diamond drilling program comprised of 1,196 meters in 16 drill holes, confirmed the existence of uranium mineralization at the Doran Main Showing (Main Zone, North End Zone, Dyke Zone and Hot Spot Zone).

Five new uraniferous pegmatite zones have been discovered during the recent drill program.  The combined 31 drill holes cover an area of approximately 275 meters long and 200 meters wide.

Sample results from the fall 2007 campaign include:

	Interval (m)			U3O8	Interval (ft)			U
Hole	From	To	Length	%	From	To	Length	(lbs/t)

44	47.67	52.95	5.28	0.036	156.40	173.72	17.32	0.71
includes	47.67	48.58	0.91	0.099	156.40	159.38	2.99	1.98

45	49.30	49.87	0.57	0.097	161.75	163.62	1.87	1.93

47	9.65	18.90	9.25	0.018	31.66	62.01	30.35	0.36
includes	9.65	11.28	1.63	0.032	31.66	37.01	5.35	0.64
and	17.38	18.90	1.52	0.038	57.02	62.01	4.99	0.75

	101.65	102.74	1.09	0.028	333.50	337.07	3.58	0.57

50	10.67	12.23	1.56	0.027	35.01	40.12	5.12	0.54

51	6.24	9.20	2.96	0.026	20.47	30.18	9.71	0.52
includes	7.62	9.20	1.58	0.036	25.00	30.18	5.18	0.73

54	60.42	63.22	2.80	0.041	198.23	207.41	9.19	0.83
includes	60.42	61.52	1.10	0.051	198.23	201.84	3.61	1.02

55	3.20	16.77	13.57	0.017	10.50	55.02	44.52	0.33
includes	8.85	16.77	7.92	0.022	29.04	55.02	25.98	0.44
includes	8.85	12.50	3.65	0.026	29.04	41.01	11.98	0.53
and	8.85	10.67	1.82	0.037	29.04	35.01	5.97	0.75

56	10.90	27.68	16.78	0.023	35.76	90.81	55.05	0.46
includes	17.57	27.68	10.11	0.030	57.64	90.81	33.17	0.60
includes	17.57	21.25	3.68	0.040	57.64	69.72	12.07	0.81
and	22.87	25.91	3.04	0.036	75.03	85.01	9.97	0.72

	68.50	70.00	1.50	0.067	224.74	229.66	4.92	1.33

57	45.12	48.71	3.59	0.029	148.03	159.81	11.78	0.58
includes	47.60	48.71	1.11	0.064	156.17	159.81	3.64	1.28

	56.17	61.60	5.43	0.015	184.28	202.10	17.81	0.30

58	71.74	76.68	4.94	0.020	235.37	251.37	16.21	0.40
includes	73.00	74.41	1.41	0.050	239.50	244.13	4.63	1.01

	106.70	108.84	2.14	0.026	350.07	357.09	7.02	0.53

Senior Project Geologist, Michel Proulx, P.Geo., M.Sc., a Qualified Person as defined in National Instrument 43-101, has reviewed and approved the technical aspects of this news release.

To date, 63 drill holes have been completed on five of 22 anomalies identified on the Doran Property.  Drill holes of this campaign indicate that mineralization north of the north extension (Holes 56, 57 & 58) is open in all directions.  Further drill targets are now being evaluated and it is anticipated that the companies will return to the northern anomalies in the next drill campaign.

Complete drill results from the fall 2007 program are being assembled and will be posted on the Company website (www.entouragemining.com)   Abbastar Uranium has the right to earn up to 70% interest in the Doran Project by expending 5 million dollars over 4 years.

ON BEHALF OF THE BOARD

“Gregory Kennedy”

 President

For more information contact Craig Doctor at 604-278-4656 or visit the Company website at www.entouragemining.com.

Forward-Looking Statements:

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

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Telephone: 604-669-4367 Email: info@entouragemining.com Facsimile: 604-669-4368